Exhibit (a)(1)(H)

For Immediate Release

Copart Announces Preliminary Results of Its Tender Offer

Copart expects to acquire approximately 8,333,333 shares at $39.00 per share

Dallas, TX (December 24, 2015) – Copart, Inc. (NASDAQ: CPRT) today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 5:00 p.m., New York City time, on Wednesday, December 23, 2015.

Based on the preliminary count by the depositary for the tender offer, an aggregate of 11,845,788 shares were properly tendered and not withdrawn at or below a price of $39.00, including 3,810,996 shares that were tendered through notice of guaranteed delivery. Copart expects to acquire approximately 8,333,333 shares of its common stock at a purchase price of $39.00 per share for a total cost of approximately $325.0 million, excluding fees and expenses related to the tender offer. The 8,333,333 shares represent approximately 6.9% of the shares issued and outstanding. The shares expected to be purchased include the 7,317,073 shares Copart initially offered to purchase and approximately 1,016,260 additional shares of Copart’s outstanding common stock that Copart has elected to purchase pursuant its right to purchase up to an additional 2% of its outstanding shares.

Because more than 7,317,073 shares of common stock have been validly tendered and not validly withdrawn, the offer is oversubscribed, and Copart expects to only accept for purchase, on a pro rata basis, approximately 70.1% of the shares validly tendered at or below $39.00 (assuming all shares tendered through guaranteed delivery procedures are delivered under the terms of the offer), based on the total number of shares reported to be tendered at or below $39.00 and not withdrawn prior to the expiration of the offer and accounting for “odd lot” priority and the conditional tender provisions of the offer. This preliminary proration factor is subject to change based on, among other things, the number of tendered shares which satisfy the guaranteed delivery procedures.

The number of shares to be purchased, the proration factor, and the price per share are preliminary. The determination of the final number of shares to be purchased, the final proration factor, and the final price per share is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn, the final proration factor, and the final price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest.

The self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each filed with the Securities and Exchange Commission on November 24, 2015, as amended on November 25, 2015 and December 4, 2015. The information agent is Georgeson Inc. and the depositary is Computershare Trust Company, N.A. For questions and information regarding the tender offer, please call the information agent at 1-800-932-9864.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF COPART COMMON STOCK. THE TENDER OFFER WAS MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT COPART

DISTRIBUTED TO ITS STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER.

About Copart

Copart, founded in 1982, provides vehicle sellers with a full range of remarketing services to process and sell salvage and clean title vehicles to dealers, dismantlers, rebuilders, exporters and, in some locations, to end users. Copart remarkets the vehicles through Internet sales utilizing its VB3 technology. Copart sells vehicles on behalf of insurance companies, banks, finance companies, fleet operators, dealers, car dealerships and others as well as cars sourced from the general public. The company currently operates in the United States and Canada, the United Kingdom, Brazil, Germany, the United Arab Emirates, Oman and Bahrain, India, and Spain.

Forward-Looking Statements

This press release contains forward-looking statements, as defined under the federal securities laws. These forward-looking statements include statements regarding Copart’s expectation regarding the number of shares to be purchased, the price at which such shares will be purchased, the proration factor, and the payment for shares related thereto. These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions that could cause the actual number of shares to be purchased, the price at which shares are ultimately purchased, or the final proration factor to differ materially and adversely from the number and amount expressed in the forward-looking statements in this press release. Results may differ due to various factors, such as the possibility that stockholders may not tender their shares in the tender offer, or if other conditions to completion of the tender offer are not satisfied. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to Copart’s expectations as of the date hereof. Copart undertakes no obligation to update these forward-looking statements as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:	Christopher M. Smith, Senior Analyst, Office of the Chief Financial Officer
972-391-5021 or christopher.smith3@copart.com